モリソン・フォースター外国法事務弁護士事務所*
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03 AUG -7 7:21

August 7, 2003

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

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Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029118

SUPPL

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Digest of 1st Quarter Consolidated Results for the Fiscal Year Ending March 31, 2004 (the "Digest"). The Company filed the Digest with the Tokyo Stock Exchange on July 29, 2003, pursuant to Article 2 of the Tokyo Stock Exchange Regulations on Disclosure for Companies with Listed Securities, and has made it publicly available beginning on the same day on its web site.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-113717

Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6712, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,



Douglas Perkins

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey
Mitsutoshi Uchida

Fujitsu Support and Service Inc. ("Fsas")

Digest of 1st Quarter Consolidated Results for the Fiscal Year Ending March 31, 2004
Dated: July 29, 2003

This document contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our subsidiaries, our industry and other relevant factors. Forward-looking statements are contained in the sections entitled "5. Business Forecast", "Financial Highlights", "Supplementary Information" and elsewhere in this document.

Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in this document. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

- the rate of acceptance of our products and services;
- decreases in purchases of our products by government customers;
- our ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which we conduct our business;
- changing market demands in the information technology services industry;
- our ability to successfully implement our business strategies;
- our customers' response to new services we offer; and
- continuing deferrals and suspensions of purchases by our customers due to lower levels of IT investment, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally.

You should understand that it is not possible to predict or identify all factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in this document. Consequently, you should not consider the foregoing list to be a complete set of all such factors.

We undertake no obligation to update any forward-looking statement contained in this document whether as a result of new information, future events or otherwise.

**As used herein, the words "we", "our" and "us" are used to refer collectively to the Fsas and its consolidated subsidiaries.**

July 29, 2003

# Digest of 1st Quarter Consolidated Results for the Fiscal Year Ending March 31, 2004

(Unaudited)

| | |
|---|---|
| Name of Listed Company: | Fsas (Fujitsu Support and Service Inc.) |
| Code Number: | 4706 |
| Listed Exchange (Section): | Tokyo Stock Exchange First Section |
| Head Office: | Tokyo |
| (URL: | http://www.fsas.fujitsu.com/) |
| Representative: | Tatsuhiko Ohtaki, President and CEO |
| For Inquiries Please Contact: | Kazuyuki Nishikawa, Member of the Board and General Manager of Corporate Planning Office<br>Tel: (03)5471-4700 |

## 1. Presentation Basis for Quarterly Results

1) Differences of Accounting Policies Between Last Fiscal Year Basis and Quarterly Basis: None

2) Change in Scope of Consolidated Subsidiaries and Affiliates under Equity Method: None

## 2. June 2003 1st Quarter Results

## (For the period from April 1, 2003 through June 30, 2003)

### *(1) Results of Operations*

| (Millions of yen and thousands of U.S. dollars) | Three months ended June 30 2002 | Three months ended June 30 2003 | Change | Three months ended June 30 *2003* | Year ended March 31 2003 |
|---|---|---|---|---|---|
| Net sales | ¥ 39,316 | ¥ **41,231** | 4.9 % | $ ***344,165*** | ¥ 220,696 |
| Operating income | (299) | **(1,059)** | - | ***(8,840)*** | 11,539 |
| Income before income taxes and minority interests | (808) | **(1,460)** | - | ***(12,187)*** | 9,229 |
| Net income | (539) | **(933)** | - | ***(7,788)*** | 5,021 |

### *(2) Per Share Data*

| (Yen and U.S. dollars) | Three months ended June 30 2002 | Three months ended June 30 2003 | Change | Three months ended June 30 *2003* | Year ended March 31 2003 |
|---|---|---|---|---|---|
| Earnings per share | ¥ (9.45) | ¥ **(16.35)** | - % | $ ***0.14*** | ¥ 86.37 |
| Shareholders' equity per share | 799.65 | **868.77** | 8.6 | ***7.25*** | 890.06 |

*(3) Financial Position*

| (Millions of yen and thousands of U.S. dollars) | | At June 30 2002 | | At March 31 2003 | | At June 30 **2003** | | *2003* |
|---|---|---|---|---|---|---|---|---|
| Total assets | ¥ | 85,537 | ¥ | 117,602 | ¥ | **88,087** | $ | *735,284* |
| Total shareholders' equity | | 45,596 | | 50,848 | | **49,537** | | *413,497* |
| | | | | (%) | | | | |
| Shareholders' equity ratio | | 53.3 | | 43.2 | | **56.2** | | |

*(4) Results of Cash Flows*

(Millions of yen and thousands of U.S. dollars)

| Three months ended June 30, | | 2002 | | **2003** | | *2003* |
|---|---|---|---|---|---|---|
| Net cash provided by operating activities | ¥ | 117 | ¥ | **77** | $ | *643* |
| Net cash used in investing activities | | (596) | | **(333)** | | *(2,780)* |
| Net cash used in financing activities | | (521) | | **(224)** | | *(1,870)* |
| Cash and cash equivalents at each end | ¥ | 23,686 | ¥ | **28,842** | $ | *240,751* |

*(5) Business Forecast*

(Millions of yen and thousands of U.S. dollars)

| | Six months ending September 30 | | | | Year ending March 31 | | | |
|---|---|---|---|---|---|---|---|---|
| | | **2003** | | *2003* | | **2004** | | *2004* |
| Net sales | ¥ | **102,000** | $ | *851,419* | ¥ | **227,500** | $ | *1,898,998* |
| Net income | | **2,000** | | *16,694* | | **5,300** | | *44,240* |

**Notes:**

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2003 of ¥119.80 = US$1.00, solely for the readers' convenience.

## 3. Situation of Management (Consolidated)

During the first quarter of fiscal 2003 (ended June 30, 2003), Japan's economy continued to stagnate, as highlighted by continuing deflation and sluggish personal consumption. In the information technology services industry, while there were signs of a recovery in plan of capital spending, companies continued to curtail IT investments in view of a severe economic climate.

In Information Technology Services, while some large prospective deals for enterprise services were affected by the sluggish economy, sales were strong for government services related to the e-Japan Strategy and for our Operations Solution, which provides customers with operations management solutions for their computer systems. In addition, sales increased for multivendor-ready systems.

In Technical Support Services, with the aim of increasing customer satisfaction, we continued to enhance the quality of support services by augmenting our software support and multivendor support capabilities. However, such factors as the trend toward open systems and the tapering off of demand for the installation of new betting systems for public sports stadiums led to lower sales.

As a result of these developments, consolidated order volume totaled ¥56,472 million (*$471,386 thousand*), up 8.8% from the year-ago quarter, and consolidated net sales came to ¥41,231 million (*$344,165 thousand*), up 4.9% from the year-ago quarter. As for profit and loss, despite efforts to reduce costs, a decrease in large, high-margin deals attributable to the difficult economic climate resulted in operating loss of ¥1,059 million (*$8,840 thousand*), and net loss of ¥933 million (*$7,788 thousand*) for the quarter.

## 4. Financial Position

For the three months ended June 30, 2003, net cash inflows from operating activities were ¥ 77 million *($643 thousand)*. This positive trends in cash flows were mainly owing to cash collection from accounts receivable, which exceeded cash outflows represented by net loss and decrease in accounts payable and so forth.

Net cash outflows from investing activities were ¥333 million *($2,780 thousand)*. This was due primarily to constant capital expenditure on information infrastructure to enhance our operational efficiency. Certain rent deposits were returned in concert with facility cost reduction.

Cash outflows from financing activities were ¥224 million *($1,870 thousand)*. This was due to cash dividends paid.

## 5. Business Forecast

Business is developing nearly according to plan, and there is no change in our initial forecast for the Fsas Group's consolidated performance for the fiscal year ending March 31, 2004.

Characteristics of Quarterly Performance

The sales and income of the Fsas Group tends to concentrate in the second and fourth quarters. This is because the shipment or delivery of the deals we conclude with customers tends to fall in the second and fourth quarters. In addition, when compared with other quarters, sales tend to be low in the first quarter, and income tends to suffer accordingly.

## 6. Consolidated Financial Statements

### *(1) Consolidated Balance Sheets*

| (Millions of yen and thousands of U.S. dollars) | At June 30 2002 | At March 31 2003 | At June 30 2003 | At June 30 2003 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | ¥ 23,686 | ¥ 29,322 | ¥ **28,842** | $ *240,751* |
| Time deposits | 6 | 6 | **6** | *50* |
| Marketable securities | 500 | - | - | - |
| Notes and accounts receivable | 38,013 | 63,216 | **31,802** | *265,459* |
| Inventories | 7,023 | 9,047 | **10,796** | *90,117* |
| Other current assets | 2,863 | 2,098 | **3,053** | *25,484* |
| Total current assets | 72,091 | 103,689 | **74,499** | *621,861* |
| **Noncurrent assets:** | | | | |
| Property, plant and equipment, net | 3,308 | 3,418 | **3,352** | *27,980* |
| Intangible assets | 2,725 | 3,004 | **2,947** | *24,600* |
| Investment and other assets | 7,413 | 7,491 | **7,289** | *60,843* |
| Total noncurrent assets | 13,446 | 13,913 | **13,588** | *113,423* |
| **Total assets** | ¥ 85,537 | ¥ 117,602 | ¥ **88,087** | $ *735,284* |
| **Liabilities , minority interests and shareholders' equity** | | | | |
| **Current liabilities:** | | | | |
| Notes and accounts payable | ¥ 26,624 | ¥ 49,508 | ¥ **25,322** | $ *211,369* |
| Accrued expenses | 3,904 | 5,772 | **3,806** | *31,770* |
| Other current liabilities | 2,916 | 5,015 | **2,781** | *23,214* |
| Total current liabilities | 33,444 | 60,295 | **31,909** | *266,353* |
| **Noncurrent liabilities:** | | | | |
| Accrued pension and severance costs | 6,241 | 6,206 | **6,377** | *53,230* |
| Other noncurrent liabilities | 239 | 235 | **245** | *2,045* |
| Total noncurrent liabilities | 6,480 | 6,441 | **6,622** | *55,275* |
| **Minority interests** | 17 | 18 | **19** | *159* |
| **Shareholders' equity:** | | | | |
| Common stock | 9,402 | 9,402 | **9,402** | *78,481* |
| Capital surplus | 11,345 | 11,345 | **11,345** | *94,699* |
| Retained earnings | 24,824 | 30,099 | **28,784** | *240,267* |
| Unrealized gain on investment securities, net of tax | 26 | 3 | **7** | *58* |
| Less: Treasury stock | (1) | (1) | **(1)** | *(8)* |
| Total shareholders' equity | 45,596 | 50,848 | **49,537** | *413,497* |
| **Total liabilities, minority interests and shareholders' equity** | ¥ 85,537 | ¥ 117,602 | ¥ **88,087** | $ *735,284* |

*(2) Consolidated Statements of Income*

| (Millions of yen and thousands of U.S. dollars) | Three months ended June 30 2002 | 2003 | *2003* |
|---|---|---|---|
| **Net sales** | ¥ 39,316 | ¥ **41,231** | *$ 344,165* |
| **Operating costs and expenses:** | | | |
| Cost of sales | 30,664 | **33,065** | *276,001* |
| Selling, general and administrative expenses | 8,951 | **9,225** | *77,004* |
| | 39,615 | **42,290** | *353,005* |
| **Operating income** | (299) | **(1,059)** | *(8,840)* |
| **Other income (expenses):** | | | |
| Other income | 69 | **75** | *626* |
| Other expenses | 578 | **476** | *3,973* |
| | (509) | **(401)** | *(3,347)* |
| **Income before income taxes and minority interests** | (808) | **(1,460)** | *(12,187)* |
| Income taxes | (272) | **(528)** | *(4,407)* |
| **Minority interests** | 3 | **1** | *8* |
| **Net income** | ¥ (539) | ¥ **(933)** | *$ (7,788)* |

*(2) Consolidated Statements of Cash Flows*

| (Millions of yen and thousands of U.S. dollars) | Three months ended June 30 2002 | 2003 | *2003* |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Income before income taxes and minority interests | ¥ (808) | ¥ **(1,460)** | *$ (12,187)* |
| Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities: | | | |
| Depreciation and amortization | 386 | **371** | **3,097** |
| Accrued pension and severance costs | (164) | **258** | **2,154** |
| Changes in operating assets and liabilities: | | | |
| Notes and accounts receivable, net of allowance | 28,834 | **31,380** | **261,937** |
| Inventories | (1,087) | **(1,749)** | **(14,600)** |
| Notes and Accounts payable | (21,766) | **(24,032)** | **(200,601)** |
| Other operating assets and liabilities, net | (3,126) | **(2,281)** | **(19,040)** |
| Other adjustments, net | (2,152) | **(2,410)** | **(20,117)** |
| Net cash provided by operating activities | 117 | **77** | **643** |
| **Cash flows from investing activities:** | | | |
| Payments for investment securities | (15) | **-** | **-** |
| Acquisition of property, plant and equipment | (322) | **(115)** | **(960)** |
| Increase in intangible assets | (374) | **(394)** | **(3,289)** |
| Payments for lease deposits | (28) | **(27)** | **(225)** |
| Refunds of lease deposits | 140 | **199** | **1,661** |
| Other | 3 | **4** | **33** |
| Net cash used in investing activities | (596) | **(333)** | **(2,780)** |
| **Cash flows from financing activities:** | | | |
| Cash dividends paid | (493) | **(224)** | **(1,870)** |
| Other | (28) | **-** | **-** |
| Net cash used in financing activities | (521) | **(224)** | **(1,870)** |
| **Net decrease in cash and cash equivalents** | (1,000) | **(480)** | **(4,007)** |
| **Cash and cash equivalents at beginning of year** | 24,686 | **29,322** | **244,758** |
| **Cash and cash equivalents at end of year** | ¥ 23,686 | ¥ **28,842** | *$ 240,751* |

Supplementary Information

# Financial Highlights

July 29, 2003
Fujitsu Support and Service Inc.


[ 1st quarter ]
( Billions of yen )
Operating income(right)
Net income(right)
Net sales(left)
38.0
39.3
41.2
(0.9) (0.8)
(0.3) (0.5)
(1.1) (0.9)
FY2001
FY2002
FY2003

< 1st quarter >

(Billions of yen) (Millions of U.S. dollars)

| | FY2001 | FY2002 | | FY2003 | | FY2003 |
|---|---|---|---|---|---|---|
| | Results | Results | Change | Results | Change | Results |
| Technical Consultation & Services | 15.2 | 15.6 | 2.7% | 16.5 | 6.3% | 137.8 |
| General Products Distribution | 10.4 | 10.5 | 0.9% | 12.7 | 20.5% | 105.8 |
| Information Technology Services | 25.6 | 26.1 | 2.0% | 29.2 | 12.0% | 243.6 |
| Technical Support Services | 12.5 | 13.5 | 8.2% | 12.4 | (8.4%) | 103.5 |
| Net sales | 38.0 | 39.3 | 3.6% | 41.2 | 4.9% | 344.2 |
| Operating income | (0.9) | (0.3) | (-) | (1.1) | (-) | (8.8) |
| Net income | (0.8) | (0.5) | (-) | (0.9) | (-) | (7.8) |
| Operating income margin | (2.3%) | (0.8%) | 1.5% | (2.6%) | (1.8%) | (2.6%) |


[ 2nd quarter ]
( Billions of yen )
Operating income(right)
Net income(right)
Net sales(left)
63.7
59.8
60.8
5.3
2.7
4.9
2.5
5.8
2.9
FY2001
FY2002
FY2003 (Forecast)

< 2nd quarter >

(Billions of yen ) (Millions of U.S. dollars)

| | FY2001 | FY2002 | | FY2003 | | FY2003 |
|---|---|---|---|---|---|---|
| | Results | Results | Change | Forecast | Change | Forecast |
| Technical Consultation & Services | 24.8 | 23.3 | (6.1%) | 26.7 | 14.4% | 222.8 |
| General Products Distribution | 24.7 | 21.9 | (11.4%) | 21.1 | (3.7%) | 176.3 |
| Information Technology Services | 49.5 | 45.2 | (8.7%) | 47.8 | 5.7% | 399.1 |
| Technical Support Services | 14.5 | 15.0 | 3.2% | 13.8 | (7.8%) | 115.2 |
| Net sales | 63.7 | 59.8 | (6.1%) | 60.8 | 1.6% | 507.2 |
| Operating income | 5.3 | 4.9 | (6.0%) | 5.8 | 16.4% | 48.0 |
| Net income | 2.7 | 2.5 | (7.2%) | 2.9 | 16.9% | 24.5 |
| Operating income margin | 8.3% | 8.3% | 0.0% | 9.5% | 1.2% | 9.5% |


[ 1st half ]
( Billions of yen )
Operating income(right)
Net income(right)
Net sales(left)
101.7
99.1
102.0
4.4
1.9
4.6
2.0
4.7
2.0
FY2001
FY2002
FY2003(Forecast)

< 1st half >

(Billions of yen ) (Millions of U.S. dollars)

| | FY2001 | FY2002 | | FY2003 | | FY2003 |
|---|---|---|---|---|---|---|
| | Results | Results | Change | Forecast | Change | Forecast |
| Technical Consultation & Services | 40.0 | 38.9 | (2.7%) | 43.2 | 11.2% | 360.6 |
| General Products Distribution | 35.1 | 32.4 | (7.7%) | 33.8 | 4.2% | 282.1 |
| Information Technology Services | 75.1 | 71.3 | (5.1%) | 77.0 | 8.0% | 642.7 |
| Technical Support Services | 27.0 | 28.5 | 5.5% | 26.2 | (8.1%) | 218.7 |
| Net sales | 101.7 | 99.1 | (2.5%) | 102.0 | 2.9% | 851.4 |
| Operating income | 4.4 | 4.6 | 5.8% | 4.7 | 1.2% | 39.2 |
| Net income | 1.9 | 2.0 | 4.4% | 2.0 | 1.5% | 16.7 |
| Operating income margin | 4.3% | 4.7% | 0.4% | 4.6% | (0.1%) | 4.6% |

Note1) The total of segment sales does not equal the corporate total due to the omission of inter-segment sales eliminations presentation.
Note2) The U.S. dollar amounts included herein represent translations using the approximate exchange rate on June 30, 2003 of ¥119.80=US$1.00, solely for the readers' convenience.

# Supplementary Information

## Digest of Consolidated Results

July 29, 2003

Fujitsu Support and Service Inc.

## 1.Order Volume

1) 1st quarter (Millions of yen and Thousands of U.S. dollars)

| | Three months ended June 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | | |
| | (Results) | (Results) | Change(%) | **(Results)** | Change(%) | ***(Results)*** |
| **Total Order Volume** | ¥ 45,920 | ¥ 51,920 | 13.1 | ¥ **56,472** | 8.8 | ***$ 471,386*** |
| Information Technology Services | 29,350 | 33,746 | 15.0 | **39,939** | 18.3 | ***333,381*** |
| Technical Support Services | 16,700 | 18,403 | 10.2 | **16,904** | (8.1) | ***141,102*** |
| Eliminations | (130) | (229) | (-) | **(371)** | (-) | ***(3,097)*** |
| **Orders in Hand** | ¥ 49,205 | ¥ 51,712 | 5.1 | ¥ **61,089** | 18.1 | ***$ 509,925*** |

2) 1st half (Millions of yen and Thousands of U.S. dollars)

| | Six months ended September 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | | |
| | (Results) | (Results) | Change(%) | **(Forecast)** | Change(%) | ***(Forecast)*** |
| **Total Order Volume** | ¥ 101,353 | ¥ 107,438 | 6.0 | ¥ **112,000** | 4.2 | ***$ 934,891*** |
| Information Technology Services | 72,960 | 78,641 | 7.8 | **86,000** | 9.4 | ***717,863*** |
| Technical Support Services | 28,894 | 29,414 | 1.8 | **27,000** | (8.2) | ***225,375*** |
| Eliminations | (501) | (617) | (-) | **(1,000)** | (-) | ***(8,347)*** |
| **Orders in Hand** | ¥ 40,937 | ¥ 47,405 | 15.8 | ¥ **55,848** | 17.8 | ***$ 466,177*** |

3) Fiscal year (Millions of yen and Thousands of U.S. dollars)

| | Years ended March 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | | |
| | (Results) | (Results) | Change(%) | **(Forecast)** | Change(%) | ***(Forecast)*** |
| **Total Order Volume** | ¥ 219,397 | ¥ 227,437 | 3.7 | ¥ **238,000** | 4.6 | ***$ 1,986,644*** |
| Information Technology Services | 166,413 | 175,605 | 5.5 | **189,000** | 7.6 | ***1,577,629*** |
| Technical Support Services | 53,820 | 53,355 | (0.9) | **52,000** | (2.5) | ***434,057*** |
| Eliminations | (836) | (1,523) | (-) | **(3,000)** | (-) | ***(25,042)*** |
| **Orders in Hand** | ¥ 39,107 | ¥ 45,848 | 17.2 | ¥ **56,348** | 22.9 | ***$ 470,351*** |

## 2.Net Sales

1) 1st quarter

(Millions of yen and Thousands of U.S. dollars)

| | Three months ended June 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | | |
| | (Results) | (Results) | Change(%) | **(Results)** | Change(%) | ***(Results)*** |
| **Net Sales** | ¥ 37,952 | ¥ 39,316 | 3.6 | **¥ 41,231** | 4.9 | ***$ 344,165*** |
| Information Technology Services | 25,550 | 26,051 | 2.0 | **29,183** | 12.0 | ***243,598*** |
| Technical Consultation & Services | 15,124 | 15,532 | 2.7 | **16,509** | 6.3 | ***137,805*** |
| General Products Distribution | 10,426 | 10,522 | 0.9 | **12,674** | 20.5 | ***105,793*** |
| Eliminations | (-) | (3) | (-) | (0) | (-) | *(-)* |
| Technical Support Services | 12,518 | 13,539 | 8.2 | **12,404** | (8.4) | ***103,539*** |
| Eliminations | (116) | (274) | (-) | (356) | (-) | *(2,972)* |

2) 1st half

(Millions of yen and Thousands of U.S. dollars)

| | Six months ended September 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | | |
| | (Results) | (Results) | Change(%) | **(Forecast)** | Change(%) | ***(Forecast)*** |
| **Net Sales** | ¥ 101,654 | ¥ 99,140 | (2.5) | **¥ 102,000** | 2.9 | ***$ 851,419*** |
| Information Technology Services | 75,118 | 71,304 | (5.1) | **77,000** | 8.0 | ***642,738*** |
| Technical Consultation & Services | 39,951 | 38,857 | (2.7) | **43,200** | 11.2 | ***360,601*** |
| General Products Distribution | 35,167 | 32,452 | (7.7) | **33,800** | 4.2 | ***282,137*** |
| Eliminations | (-) | (5) | (-) | (-) | (-) | *(-)* |
| Technical Support Services | 27,026 | 28,509 | 5.5 | **26,200** | (8.1) | ***218,698*** |
| Eliminations | (490) | (673) | (-) | **(1,200)** | (-) | ***(10,017)*** |

3) Fiscal year

(Millions of yen and Thousands of U.S. dollars)

| | Years ended March 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | | |
| | (Results) | (Results) | Change(%) | **(Forecast)** | Change(%) | ***(Forecast)*** |
| **Net Sales** | ¥ 221,528 | ¥ 220,696 | (0.4) | **¥ 227,500** | 3.1 | ***$ 1,898,998*** |
| Information Technology Services | 167,803 | 167,187 | (0.4) | **178,000** | 6.5 | ***1,485,810*** |
| Technical Consultation & Services | 86,449 | 83,784 | (3.1) | **92,000** | 9.8 | ***767,947*** |
| General Products Distribution | 81,354 | 83,408 | 2.5 | **86,000** | 3.1 | ***717,863*** |
| Eliminations | (-) | (5) | (-) | (-) | (-) | *(-)* |
| Technical Support Services | 54,581 | 54,993 | 0.8 | **52,000** | (5.4) | ***434,056*** |
| Eliminations | (856) | (1,484) | (-) | **(2,500)** | (-) | ***(20,868)*** |

## 3. Personnel

1) 1st quarter (Persons)

| | At June 30 | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | |
| | (Results) | (Results) | Change | **(Results)** | Change |
| **Number of Employees** | 5,181 | 5,344 | 163 | **5,439** | 95 |
| Fresh Persons | 163 | 188 | 25 | **179** | (9) |
| New Employees with Career | 44 | 36 | (8) | **37** | 1 |

2) 1st half (Persons)

| | At September 30 | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | |
| | (Results) | (Results) | Change | **(Forecast)** | Change |
| **Number of Employees** | 5,152 | 5,309 | 157 | **5,430** | 121 |
| Fresh Persons | 163 | 188 | 25 | **179** | (9) |
| New Employees with Career | 69 | 67 | (2) | **70** | 3 |

3) Fiscal year (Persons)

| | At March 31 | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | | **2003** | |
| | (Results) | (Results) | Change | **(Forecast)** | Change |
| **Number of Employees** | 5,126 | 5,275 | 149 | **5,400** | 125 |
| Fresh Persons | 163 | 188 | 25 | **179** | (9) |
| New Employees with Career | 106 | 121 | 15 | **120** | (1) |